UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
Amendment No(    .)*

PowerShares DB Agriculture Fund  CIK 0001383082
(Name of Issuer)

Exchange Traded Fund
(Title of Class of Securities)

25154H558
(CUSIP Number)

6/23/2010
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]
Rule 13d-1(b)
[X]
Rule 13d-1(c)
[ ]
Rule 13d-1(d)



CUSIP No. 25154H558



1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Stephen P. Hanson
SPH Restaurant Enterprises, Inc.



2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)



(b)




3.
SEC Use Only



4.
Citizenship or Place of Organization
United States


Number of
Shares
Beneficially
Owned by
Each Reporting
Person With



5.
Sole Voting Power





6.
Shared Voting Power





7.
Sole Dispositive Power
700,000 and 400,000




8.
Shared Dispositive Power




9.
Aggregate Amount Beneficially Owned by
Each Reporting Person. 700,000 and 400,000



10.
Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions)



11.
Percent of Class Represented by Amount in Row (11) 13.8%



12.
Type of Reporting Person (See Instructions)
IN and CO

Item 1.

(a)
Name of Issuer
PowerShares DB Agriculture Fund

(b)
Address of Issuer's Principal Executive Offices

C/O DB Commodity Services LLC
60 Wall Street
New York, New York 10005

Item 2.

(a)
Name of Person Filing
Stephen P. Hanson          SPH Restaurant Enterprises, Inc.

(b)
Address of Principal Business Office or, if none, Residence
2109 Broadway, 15-18   206 Spring Street
New York, NY  10023    New York, NY  10012

(c)
Citizenship
U.S.                         U.S.

(d)
Title of Class of Securities
Exchange Traded Fund   Exchange Traded Fund

(e)
CUSIP Number
25154H558                      25154H558

Item 3.
If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)
[ ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)
[ ]
Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c)
[ ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)
[ ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)
[ ]
An investment adviser in accordance with section
240.13d-1(b)(1)(ii)(E);

(f)
[ ]
An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

(g)
[ ]
A parent holding company or control
person in accordance with section 240.13d-
1(b)(1)(ii)(G);

(h)
[ ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)
[ ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
Act of 1940 (15 U.S.C. 80a-3);

(j)
[ ]
Group, in accordance with section 240.13d-
1(b)(1)(ii)(J).

Item 4.
Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned: 1,100,000

(b)
Percent of class: 13.8%

(c)
Number of shares as to which the person has:


(i)
Sole power to vote or to direct the vote
             .


(ii)
Shared power to vote or to direct the vote
             .


(iii)
Sole power to dispose or to direct the disposition of 1,100,000 .


(iv)
Shared power to dispose or to direct the disposition
of              ..

Item 5.
Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.
Ownership of More than Five Percent on Behalf of Another Person.


Item 7.
Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company.


Item 8.
Identification and Classification of Members of the Group


Item 9.
Notice of Dissolution of Group


Item 10.
Certification
The following certification shall be included if the statement is filed pursuant to section 240.13d-1(c):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of
changing or influencing the control of the issuer of the
securities and were not acquired and are not held in
connection with or as a participant in any transaction
having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.
  July 28, 2010                                                         .
Date
  Stephen P. Hanson                                             .
Signature
  Stephen P. Hanson / President                         .
Name/Title